Exhibit 99.1

23201 Inventiva SA VIF Proof 3 Ordinary and Extraordinary General Meeting of Inventiva S.A. Date: May 25, 2023 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only Ordinary and Extraordinary General Meeting of Inventiva S.A. to be held May 25, 2023 For Holders as of April 17, 2023 All votes must be received by 12:00 PM Eastern Time May 19, 2023. OGM & EGM materials will be made available on the company’s website as of May 4, 2023 at www.inventivapharma.com Copyright © 2023 Mediant Communications Inc. All Rights Reserved _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # PROXY TABULATOR FOR INVENTIVA S.A. P.O. BOX 8016 CARY, NC 27512-9903 • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Directors For Against Abstain Agenda – Shareholders’ Meeting of May 25, 2023 The Board of Directors recommends voting in favor for all resolutions except for resolution #__. Ordinary Items 1. Approval of the statutory financial statements for the financial year ended December 31st, 2022; 2. Approval of the consolidated financial statements for the financial year ended December 31st, 2022; 3. Appropriation of profit/loss for the financial year ended December 31st, 2022; 4. Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code; 5. Related-party agreements; 6. Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer for the financial year ended December 31st, 2022; 7. Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer for the financial year ended December 31st, 2022; 8. Approval of the information on corporate officers’ compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code; 9. Approval of the compensation policy for Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer; 10. Approval of the compensation policy for Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer; 11. Approval of the compensation policy of the Company’s directors; 12. Authorization granted to the Board of Directors to buyback the Company’s shares; Extraordinary item 13. Authorization to the Board of Directors to reduce the share capital by cancellation of shares; Ordinary item 14. Power for formalities.

23201 Inventiva SA VIF Proof 3 PROXY TABULATOR FOR INVENTIVA S.A. P.O. BOX 8016 CARY, NC 27512-9903 Inventiva S.A. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM Eastern Time May 19, 2023) The undersigned Holder of American Depositary Receipts (“Receipts”) of Inventiva S.A. (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to vote or cause to be voted the number of ordinary shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business April 17, 2023 at the Ordinary and Extraordinary General Meeting of Shareholders to be held on May 25, 2023. Notes: 1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions on the reverse side. 2. If no instructions are received, a discretionary proxy will be given to a person designated by the Company.